SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 10-SB
                           AMENDMENT 1
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                   Cal Bay International, Inc.
         (Name of Small Business Issuer in its charter)

     Nevada
                                            33-0952044
(State or other jurisdiction of   (I.R.S. Employer Identification No.)
incorporation or organization)

1582 Parkway Loop,  Suite G, Tustin, CA    92780
(Address of principal executive offices)  (Zip Code)

Issuer's telephone number:  714-258-7070

Securities to be registered under Section 12(b) of the Act:

     Title of each class            Name of each exchange on which
     to be so registered            Each class is to be registered

_____________________________       ______________________________
_____________________________       ______________________________

Securities to be registered under Section 12(g) of the Act:

        Common, $.001 par value
          (Title of Class)
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ITEM NUMBER AND CAPTION                                     Page

Part I

1. Description of Business                                         3

2. Management's Discussion and Analysis or Plan of Operations     14

3. Description of Properties                                      17

4. Security Ownership of Certain Beneficial Owners and Management 18

5. Directors, Executive Officers, Promoters and Control Persons   18

6. Executive Compensation                                         20

7. Certain Relationships and Related Transactions                 20

8. Description of Securities                                      20

Part II

1. Market Price of and Dividends on the Registrant's              21
    Common Equity and Related Stockholder Matters

2. Legal Proceedings                                              22

3. Changes in and Disagreements with Accountants                  22

4. Recent Sales of Unregistered Securities                        23

5. Indemnification of Directors and Officers                      23

Part F/S  Financial Statements                                    24

Part III

1. Index to Exhibits                                              24

2. Description of Exhibits                                        24

Signatures                                                        25

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
         INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

     The Company is voluntarily filing this Registration
Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

                             PART I

Item 1.  Description of Business.

     The Company originally incorporated in the State of Nevada on December 9, 1998, under the name Var-Jazz Entertainment, Inc. Var-Jazz was organized to engage in the business of music production and sales by producing compact discs of bands believed
to have potential for commercial success.   Var-Jazz was not
successful in its business venture and on March 8, 2001, entered into an Agreement and Plan of Reorganization with Cal Bay Controls, Inc. whereby Var-Jazz changed its name to Cal Bay International, Inc., and acquired Cal Bay Controls, Inc. as a wholly owned subsidiary in exchange for 5,704,000 shares of common stock.

     Cal Bay Controls, Inc. was originally formed in 1976 as sole proprietorship which was acquired by Robert J. Thompson in 1990.
On February 22, 2001, Cal Bay Controls incorporated in the state of Nevada and was acquired by Var-Jazz on March 8, 2001.

     Cal Bay operates three divisions, the
Representative/Distribution Division, the Systems Division and the New Products Division. Cal Bay's operations are focused mainly in California and Nevada with a small percentage of sales made elsewhere in the United States. Cal Bay does not currently have any international operations and does not intend to pursue an international market at this time.

Representative/Distribution Division

     Cal Bay is a manufacturer's representative and distribution company currently serving California, Nevada and Hawaii in process, environmental, safety and laboratory markets. Cal Bay also targets new technologies and products for marketing and distribution. The Company
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supplies analytical products, services and associated equipment through license and distribution agreements.

     Cal Bay represents and/or distributes products from many of the leading manufacturers of high-quality engineered products for the process, environmental, safety and laboratory markets. The Company has a signed contract/agreement with each of the companies it represents which grants Cal Bay the exclusive rights to sell the assigned products/services within a defined sales territory (typically California, Nevada and Hawaii). Cal Bay receives compensation for selling efforts in the form of commissions (typically 10-20% of the net sales price) on all sales of products within the specified sales territory. No single agreement represents more than 10% of our business.

Manufacturers Represented by Cal Bay

     Thermo Environmental Instruments, Inc. ("TEI") is the world's leading manufacturer of United States EPA approved Ambient and Source level analyzers for NO2/Nox, SO2, O3, CO, CO2, THC/VOC, NMHC, HCI, NH3 and H2S. TEI offers complete custom configured ambient air stations, source emissions monitoring systems, meteorological systems, calibrators, opacity monitors and ultrasonic flow monitors.

     Anderson/MIE. This company provides a complete line of ambient particulate monitors, including PM2.5, PM10 and TSP. Additional products include an Aethelometer for elemental carbon, particulate sizing and stack cascade impactors, ambient volatile organic collection systems, manual and automatic stack sampling trains, and personal, portable and continuous real-time aerosol and particulate monitors.

     Servomex. Servomex is a world leader in analytical instrumentation and is the industry standard in measuring oxygen. Servomex provides portable analyzers for gas purity and safety, fixed systems for industrial gases, gas analysis in safe areas, process analyzers for gas analysis in general purpose and hazardous areas, systems for stack emissions monitoring and combustion efficiency analyzers. Servomex analyzers are available to measure O2, CO, CO2, SO2 and SO3, H2S, HCI, NH3, H20, HCN, CI2 as well as many organic compounds.

     Baldwin Environmental. Baldwin provides gas filters, thermoelectric gas coolers, and heated samples probes. In addition, the company offers prepackaged sample handling and sample flow control, stack sampling products for the stack testing community, automatic data acquisition for USEPA Methods 1-5, hot and cold sampling boxes, inpinger sets, sampling systems, probe assemblies and glassware.

     ERMC.  ERMC provides pitot-tube type flow monitors.

     Matheson. Matheson provides a full range of calibration gases for use in environmental applications, including EPA
Protocal gases. Also available from Matheson are regulators, manifolds and similar devices.

     Innova. Innova Airtech Instruments (formerly Bruel & Kjaer) offers photoacoustic multi-gas analyzers and samplers for use in a wide variety of applications including chemical process, fugitive emissions monitoring, pharmaceutical bioreactors, workplace safety monitoring, trace impurity measurements, etc.
We do not have an exclusive agreement with Innova.

     Jasco. This company provides a full range of FT/IR systems, with a wide variety of options for all spectroscopy applications. Products include a bench top FTIR using standard computer and Windows based software. Features include sealed interferometers, corner cube optics, various detector options/spectral ranges, etc. Also available are UV/VIS/NIR Spectrophotometers. Jasco offers easy to use products that offer practical solutions for process Quality Assurance/Quality Control, laboratory Research and Development or teaching. We do not have an exclusive agreement with Jasco.

     Analytik JENA USA. This company is one of the largest providers of analytical instruments in Germany and is now introducing its products to the U.S., especially pharmaceutical and biotechnology markets. Products include UV-VIS spectrometers, elemental analysis instruments for AOX, TOC, TN, and bioanalaytical instruments for the measurement of antioxidants, free radicals and molecular interactions.

     Specac. Specac offers a complete range of sample accessories for almost any infrared spectrophotometer.

     Kem-Tek Analytical.  This company provides cost-effective
FTIR analyzers for simultaneous, multiple measurements of liquids for process control and quality control applications, in either laboratory or at-line environments.

     MEECO. Meeco provides microprocessor based moisture analyzers for most industrial, natural and process gas applications.

     LSC. Liquids Solids Control provides process refractometers for a variety of applications in the chemical, food and beverage industries.

     WTC Engineering. WTC provides microprocessor based data loggers, data acquisition and control hardware and software products and systems for ambient and source environmental compliance, as well as process control in industrial applications.

Representative/Distributor Markets and Strategy

     Within the designated sales territory, Cal Bay serves the following markets:

     *  Environmental market
     *  Industrial Process Markets
     *  Petroleum Refineries
     *  Chemical plants
     *  Pharmaceutical and Biotechnology

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

     *  Computer related
     *  Paint and coating
     *  Printing
     *  Metal processing
     *  Bulk industrial gases and specialty gases
     *  Semiconductor
     *  Aerospace
     *  Plastics/Polymers
     *  Original Equipment Manufactures (OEM's)

     The environmental market is typically driven by local, state and national regulations promulgated by regulatory agencies, including: the South Coast Air Quality Management District (SCAQMD), California Air Resources Board (CARB) and the U.S. Environmental Protection Agency (EPA), which has both air and water protection departments.

     During the 1980's and 1990's there were many new regulations, on the local and federal level, which required the installation of new analytical instrumentation and monitoring systems for both air and water pollution control. Cal Bay has been very successful in selling analyzers for use in the environmental markets and we believe the market will continue to be strong in this area. During the late 1990's the number of new regulations declined, however, Cal Bay expects new regulations to be implemented in several areas in the early 2000's which should result in an increase in this market in the near future.

     The safety market is also regulatory driven, usually by OSHA rules. Cal Bay anticipates the safety market to remain fairly static in the near future.

     Process, industrial, Quality Control and laboratory markets are much less likely to be affected by regulatory concerns, however, these markets are more likely to be affected by changes in the economy. Sales to these markets are typically not regulatory driven but are driven by the need for improved production efficiency, reductions in cost, improvement in product quality, etc. New technology developments are often the driving force behind sales of new equipment into these markets as each company searches for a competitive advantage.

     Cal Bay uses a multi-faceted marketing strategy to maximize the limited about of resources available. The following marketing approaches are currently used or are planned for future use:

     *  Press releases in local trade publications (i.e., ISA
          Newsletter, AWMA Journal)
     *  Participation in local technical trade shows and exhibits
     * Networking with industry leaders, consultants, regulators, etc.
     * Strategic alliances with other suppliers of non-competitive products and services
     * Direct mail marketing to selected industry/market segments for selected products
     *  Advertising in local trade publications (i.e., ISA
          Newsletter, AWMA Journal)
     * Telemarketing of selected market segments for selected products
     * Cooperation with marketing programs initiated by principals/vendors

     Cal Bay sales of analytical instrumentation products are typically technology and/or regulatory driven. Cal Bay sales and management personnel have a great deal of technical knowledge and experience with the regulatory process. Cal Bay often uses a "consultative sales approach" with clients, in which Cal Bay helps to provide solutions to a client's environmental compliance, process control or safety related problems.

     Cal Bay relies on its excellent reputation as a supplier of measurement and control products and services. Many clients return to Cal Bay for new purchases and also provide many referrals for new business opportunities.

Representative/Distributor Division Growth Strategy

     Cal Bay is currently evaluating searching for new products to represent/distribute in addition to its current base of products. Cal Bay has targeted new products that complement its existing product lines including water quality instrumentation (pH, conductivity, etc.), toxic gas sensors for safety applications, and flow and level monitoring instrumentation.

     In addition to expanding our sales force and presence in California (see "Employees" below), the Company will evaluate the possibility of opening a southern Nevada office at some time within the next two years. Cal Bay will also evaluate the possibility of expanding beyond its traditional role as a local sales representative/distributor by negotiating with one or more foreign manufacturers of measurements and control products who wish to gain entry into the U.S. market. In this scenario, Cal Bay would become the U.S. distributor for such products and would be responsible for developing a national sales representative network.

Systems Division

     In addition to selling products and services as a representative/distributor, Cal Bay also produces a small number of equipment systems which incorporate a variety of products and parts from numerous vendors and that are integrated into a completely operational system by Cal Bay. Cal Bay offers the EMS product and the CEMS product.

     EMS Product. The EMS product is an oxygen transfilling system supplied to Fire Departments for use in refilling the oxygen in the breathing air tanks used by fire and emergency personnel. The EMS system was designed by Cal Bay and incorporates a manifold for the distribution of oxygen into multiple tanks, a very sensitive and accurate oxygen analyzer to verify the purity of the oxygen supply to ensure the safety of this oxygen for use by emergency medical and fire personnel, and a microprocessor based hardware and software system to validate and document the breathing air for human use.

     CEMS Product. Cal Bay occasionally provides small Continuous Emissions Monitoring Systems (CEMS) to selected clients for regulatory compliance. These clients typically have a special need that cannot be addressed by one of the larger CEM integration companies. On CEMS projects, Cal Bay will often act as the prime contractor with several sub-contractors who will be responsible for design, manufacture, test and/or installation and certification to meet the regulatory requirements. A typical CEM system will include sample probe, heated sample line, sample conditioning system to remove moisture and particulates, sample flow controller and distribution manifold, analyzer(s) for the gas species to be measured, a micro-processor based system controller, data-logger and/or data acquisition and reporting system, and calibration gases. Services may include installation supervision, start-up and training, certification to meet regulatory standards, maintenance contracts and regulatory permitting assistance.

Systems Division Markets and Strategy

     Cal Bay serves the following markets for its systems products:

     EMS -     Fire departments and Industrial O2 Transfilling
Operations
     CEMS - Small industrial plants

     The market for EMS systems is driven primarily by recent legislation requiring a check of the breathing air used by humans. The market for CEMS is entirely driven by local, state and national regulations promulgated by regulatory agencies, including the South Coast Air Quality Management District, California Air Resources Board and the U.S. Environmental Protection Agency.

     Cal Bay uses a multi-faceted marketing strategy to maximize the limited amount of resources available. The following marketing approaches are currently used or are planned for future use:

     EMS

     * Press releases/advertisement in Fire Department safety journals
     * Participation in local Fire Service trade shows and exhibits
     *  Direct mail marketing to selected fire/emergency industry

     CEMS

     * Cal Bay relies entirely on network marketing and referrals from consultants

     Sales of the EMS product is primarily handled by a part time Cal Bay employee who performs direct sales activities and also oversees the efforts of an independent sales organization, All Star Five, that specializes in the sales of products to fire departments. This sales organization has been given the non-exclusive rights to sell the EMS system in addition to their other products and is compensated only via a sales commission upon the successful sale of an EMS product.

     Our CEMS product is sold by Cal Bay sales staff directly to the end user.

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

Systems Division Growth Strategy

     Cal Bay believes that the current level of business for the EMS and CEMS products should remain stable or will grow in the future. If new environmental monitoring regulations are passed in the future, it is possible that the markets for CEMS will increase significantly. Also, due to the recent "energy crisis" in the Western U.S., there may be a significant increase in the construction of new power plants and/or retrofitting of existing power plans, all of which should require new or upgraded environmental monitoring systems. Cal Bay will remain active in these markets and will attempt to gain additional business by filling niche markets. Cal Bay will also continue to evaluate other possible system product opportunities as they arise.

New Products Division

     The Company is interested in expanding its core business into new areas of business opportunity. Some potential methods of accomplishing this goal are to expand into new markets with existing products, develop and manufacture new products for sale into our existing markets and search for acquisition candidates.

New Products Division Current Projects

     Cal Bay is currently exploring relationships with two companies with developing technology, NUMA/MRX Technology and AET technology. Following is a discussion of each project.

NUMA/MRX Technology

     NUMA, Inc., a company located in Florida, has developed a new analytical technology using pattern recognition. Cal Bay has entered into a business relationship with NUMA in which Cal Bay has been granted the right to sell NUMA's MRX products in the western U.S. territory. Currently however, the NUMA MRX technology has not been developed for use in many markets and/or applications and NUMA has expressed limited interest in performing the marketing research to determine suitable applications for the technology. NUMA has also demonstrated an unwillingness to perform the product development necessary to refine the basic technology into products designed for specific use in specific applications.

     The technology patented by NUMA is referred to as Molecular Recognition (MRX) technology. MRX uses pattern recognition and neural net processing, together with software programming that enables almost any measurement based technology to perform at improved levels. Pattern recognition is the art of separating complex electronic signatures from even more complex backgrounds. By improving the measurement signal and reducing the background noise, the MRX product can provide results that are not achievable with conventional analytical devices. As an analytical instrument, MRX is unique in that it is fast responding (within milliseconds), accurate, sensitive (parts per trillion levels), inexpensive, compact and can identify multiple substances at the molecular level.

     Cal Bay sees an opportunity to perform the marketing research to determine viable markets and applications as well as the features required to be successful in those markets. Cal Bay would also be capable of arranging for the product development and testing necessary to turn the basic NUMA "black box" into a finished, sellable product.

     In return for Cal Bay's sale and marketing efforts, and the redesign and packaging of a sellable product, Cal Bay will receive exclusive rights to the NUMA MRX technology for those markets developed by Cal Bay.

     The Company intends to focus initially on the use of the NUMA MRX technology to enhance conventional technology with which Cal Bay is most familiar, primarily in the measurement of various chemical compounds in the environmental, process, safety, QC and laboratory markets.

AET Strategic Alliance

     AET, a company headquartered in California has received funding to develop incineration technology for use in the thermal destruction of obsolete military explosives and munitions. AET is presently working at a military facility in Iowa to develop the incinerator technology. AET is an established government contractor with a secure government contract number, is listed in several DOD databases and is currently a sub-contractor to American Ordinance, Inc., which is owned by General Dynamics.

     One of the limiting factors currently faced by AET is the identification and characterization of the explosives and munitions which may be present at a remediation site. Currently, the only method of determining the type and extent of explosives present is to take physical samples and perform laboratory tests that are both expensive and time consuming. AET is very interested in the possible use of a measurement technology that can be used on-site and that produces accurate and timely test results in a cost-effective manner.

     Cal Bay is in the process of finalizing an exclusive agreement with AET to develop and market the NUMA MRX technology to the military for the explosives detection market. Based upon this agreement, AET will purchase the basic technology from NUMA and Cal Bay will be responsible for the market research, design and finished product development and production. Cal Bay will utilize AET's existing network of contacts within the military and governmental contractors to sell the MRX technology for the measurement of explosives. This represents a significant opportunity in a prime market with little or no viable competition and an existing client base.

     AET and Cal Bay will also pursue the possibility of expanding joint efforts into several other markets related to the explosives market. These could include the airport security market and drug enforcement market.

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

New Products Division Marketing and Strategy

     The Company anticipates the following to be potential markets for the MRX technology:

     *  Explosives/Munitions testing
     *  Airport Security
     *  Drug Enforcement
     *  Environmental, Process Control, Safety, QC and Laboratory

     The initial market area for the MRX technology will be with AET in the explosives and munitions testing market for the military. There are hundreds of currently operating or recently closed military facilities in the U.S. that have existing supplies of explosives and munitions that require safe disposal.

     The airport security market also has a significant potential. The capability of the MRX technology to rapidly and accurately differentiate a wide variety of substances at very low levels and its portability make it ideal for airport security (including aircraft cargo bays, baggage handling and passenger scans). Identification of ammonia and nitrogen based explosives, gunpowder, alcohol and any number of illegal drugs in a rapid non-invasive manner using the MRX technology as a stand-alone or portable recognition device could significantly improve the airport security industry.

     There are currently about 3,000 airport bomb-scanning systems in use worldwide. Some of the major companies providing security systems for this market includes: InVision Technologies, Vivid Technologies, Thermedics, EG7G KKO Labs and Analogic
Systems. All of these companies would be potential OEM customers for the MRX technology.

     The MRX technology is also idea for use in a "screening" application to identify the presence of a targeted chemical substance, such as an illegal drug. The MRX analyzer can be programmed to store multiple drug signatures into memory and can then be used to perform a very fast, accurate and sensitive, non-invasive screen of a person or property to determine the presence of the targeted substance. The market includes federal, state and local law enforcement agencies, as well as hospitals, clinics and emergency health care facilities.

     Cal Bay will also market the MRX technology to those markets that we are already currently serving through our Representative/Distributor Division.

     Existing regulations and governmental requirements will be a driving force behind the future sales of MRX technology to the explosives/munitions, airport security, drug enforcement, environmental and safety markets.

     Cal Bay will tailor the MRX technology for targeted markets and expects the initial marketing efforts will be limited until Cal Bay is successful in demonstrating the technology and approvals from various industry standards organizations are received.

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

     The Company anticipates that sales to the explosives/munitions market will be through AET since they already have numerous contacts and relationships. Sales to the airport security market will probably be limited to OEM sales to the existing major providers of security systems for that market. The sales approach to the drug enforcement market will be determined at a future date. Sale to the environmental, process control, safety, QC and laboratory markets will be via a national network of independent sales representatives yet to be established and some direct sales to OEM clients.

New Products Division Growth Strategy

     In addition to developing the MRX technology, the Company will continually search for other new technology ideas that can be developed internally, in partnerships or be acquired in the future.

     The New Products Division represents the area of largest growth potential for Cal Bay. This area also represents the largest risk factor for any of the Company's business areas because of the research and development efforts we will have to expend. Further, we do not have any contracts for purchase of our NUMA/MRX technology and we cannot assure that our development of the technology will be successful and that we will successful in marketing the technology.

Competition

Representative/Distributor Division

     Cal Bay has exclusive rights to represent and distribute its products. However, the companies and products represented and/or distributed by Cal Bay have many competitors, including both domestic U.S. companies and international companies. Cal Bay makes every effort to represent only manufacturers of the highest quality products, with excellent reputations, the most advanced technology, a history of successful installations and a commitment to customer service.

Systems Division

     There is currently very little competition in the EMS systems market. There are several companies that provide analyzers for oxygen purity, but very few companies that have designed and packaged an entire system to meet the needs of the end-user.

     There are many CEMS vendors offering a wide variety of CEM designs. These vendors range from large companies with a major share of the market, to small integrators that have other lines of business such as source testing or consulting that exposes them to a few clients in need of a CEM for regulatory compliance. Cal Bay does not compete aggressively in this product area, and typically will only pursue a CEM system project if the Company knows that it has an excellent chance of success due to prior work or relationships and referrals.

New Products Division

     There are many existing analytical technology that may compete either directly or indirectly with the MRX technology. However, all of the current technologies that can provide even marginally similar capabilities are very expensive and difficult to operate. These existing technologies include mass spectrometers, gash chromatographs, fourier-transform infra-red analyzers, etc. The sales price of these measurement devices is typically $50,000 to $150,000 or more and each of these devices requires a highly trained operator in order to achieve reliable results.

     In addition, Cal Bay is aware of other companies that are developing or attempting to develop competitive technologies that also use pattern recognition. One of these is Cyrano Sciences, which is a new company based in Pasadena, California which purchased the patent rights for a new product technology originally developed by NASA. Cyrano has received over $23 million in recent funding for the development of polymer composite sensor technology to provide digital "smell" capability. Cyrano's targeted markets are food quality and process monitoring, environmental and chemical, medical diagnostics and monitoring. Cal Bay believes Cyrano will be successful with their new product, however, the Company also believes that the Cyrano product will have inherent limitations due to the basic sensor technology being used. The sensor that the Cyrano technology is based on is not as accurate or as sensitive as the analytical technologies the MRX product will use.

     We believe the Cyrano sensor technology will be unable to accurately and reliably quantify the concentrations of a measured substance, especially at low concentrations, therefore it will be limited to applications in which only the qualification or indication of the presence of a substance is sufficient or in applications which do not require a high degree of accuracy. The Cyrano sensor is also likely to be subject to interferences from other substances with similar chemical structures. Unlike the Cyrano sensor, the MRX technology that Cal Bay plans to develop will be able to accurately and reliability measure substances at levels in the parts-per-billion (ppb) and even parts-per-trillion
(ppt). This ability to both qualify and quantify a measurement of a substance using pattern recognition technology will make the MRX technology much more desirable in most applications.

     Further, the Cyrano sensor technology is dependent upon the use of multiple sensors to perform a measurement. This approach is inherently hardware-dependent, which means that the future development of this technology is limited to the potential improvements in hardware. Conversely, the MRX technology uses advanced software algorithms to significantly improve upon the existing measurement ability of various sensor technology, which is a significant advantage. When the MRX software is applied to a proven sensor technology the result is typically many magnitudes of improvement.

     The Company is not aware of any direct competitors in the NUMA/MRX technology area. However, other companies, universities or technology developers may decide to explore this area and become competitors.

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

Employees

     Cal Bay's officers and directors are employed full time by Cal Bay. The Company recently opened an office in central California that is currently staffed on a part time basis by an
independent contractor.    Our independent contractor is paid
solely with commissions earned on sales. Cal Bay intends to gradually increase the sales activities performed from this office during the remainder of 2001 and if sales increase significantly, the Company will hire a full time sales engineer for this office. The Company intends to add an additional outside sales engineer in mid-2001 in order to increase business in southern California. The Company also plans to hire an inside sales support person in late 2001.

Reports to Security Holders.

     Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company, which may be viewed at

Item 2.  Management's Discussion and Analysis and Plan of
Operation

     The financial analysis presented below is based on the operations of Cal Bay as a sole proprietorship as of December 31, 1999 and 2000. It is our belief that any financial statements of Var-Jazz are not meaningful in a representation of Cal Bay operations.

For the Year Ended December 31, 2000 Compared to the Year Ended
December 31, 1999

     Cal Bay generated $174,325 in commission for the period ended December 31, 2000 with cost of sales at $78,930 for a gross profit of $95,395 compared to $385,160 in commission for the period ended December 31, 1999 with cost of sales at $250,252 for a gross profit of $134,908. Gross profit for the year ended December 31, 2000 was $39,513 less than for the same period ended in 1999.

     Expenditures for the year ended December 31, 2000 were $55,434 compared to $48,515 for the same period ended in 1999, an increase of $6,919.

     Cash provided by operating activities was $35,625 for the period ended December 31, 2000 compared to $91,326 for the same period ended in 1999, a decrease of $55,701.

     Owner's draw was $33,340 for the period ended December 31, 2000 compared to $98,673 for the period ended December 31, 1999, a decrease of $65,333.

     The following financial information is based on Consolidated
Financial Statements for the period ended April 30, 2001 which reflects the operating activity from March 8, 2001 to April 30, 2001.

For the Period ended April 30, 2001

     Cal Bay generated revenue in the form of commission income in the amount of $46,009 with cost of sales at $7,026 for a gross profit of $28,983. Expenses were $17,571. Net income after taxes was $13,231.

Liquidity and Capital Resources

     As of April 30, 2001, Cal Bay has $15,929 cash on hand, $8,906 as a loan receivable and $7,964 in prepaid legal fees for total current assets of $32,799. Office furniture and equipment was valued at $3,467, organization expenses at $1,554 and a security deposit of $2,491 making total assets of $40,311.

     Current liabilities included $1,122 in accrued expenses and $8,181 in income taxes payable for total current liabilities of $9,303.

     It is likely that legal and accounting costs will increase for the Company due to the public company reporting requirements imposed as a result of this registration statement. Cal Bay does not anticipate any major new capital expenditures for the next twelve months, and does not plan to move to a new facility or to otherwise increase the overhead expense level in any way. The company believes that its cash needs to maintain current operations can be met with cash on hand and revenues from accounts receivable on orders for at least the next twelve months. However, should the Company require additional capital, the Company may sell additional stock, arrange debt financing or seek other avenues of raising capital. As discussed earlier, Cal Bay is actively looking for new growth opportunities and therefore it is possible that the Company will identify a new product or market opportunity that will require an unforeseen expenditure in order to take advantage of such an opportunity.

     Cal Bay's management currently plans to slowly increase the staff as needed to serve our markets. The Company anticipates that the planned increase in staff will be funded from the revenues generated from forecasted sales. The anticipated future staffing needs are as follows:

(1) Sales Engineer for Southern California            Mid 2001
(1) Inside Administrative and Sales Support Person   Late 2001
(1) Central California Sales Engineer/Manager        2001/2002
(1) Northern California Sales Engineer/Manager      Early 2002
(1) Southern Nevada Sales Engineer/Manager             Future

     The addition of these personnel will occur as revenue levels allow. All personnel additions will be phased in so as not to create a burden on existing resources or create problems with training, etc. Cal-Bay's management intends to continue to operate the Company with the minimum overhead and personnel expense levels required for the generation of the forecasted sales and revenues in order to maximize profits.

     Sales Representative/Distribution Division. Cal Bay plans to continue the current operations of all divisions with the present management structure, financial and operational goals for the near term. Based upon the sales, expense and income results from the first quarter of operations and our projections for the remainder of the year, the Company believes that it can maintain the current level of operations for the rest of the year without having to raise additional funds.

     We anticipate that sales from the
Representative/Distribution Division and Systems Division will continue as forecast for the remainder of the year, that the overhead expenses will remain stable except for the additional non-recurring costs associated with the SEC Form 10-SB filings and associated financial audits, and that the revenues generated from forecasted sales with be sufficient to continue operations at the current levels.

     New Products Division. We currently plan for only a limited amount of Research & Development in our New Products Division, and anticipates that much of the costs associated with this R&D effort will be either shared with or born entirely by strategic partners. The new products division is not expected to provide any sales contribution to the Company for the remainder of 2001, but will be expected to begin generating sales revenues and income in 2002.

Risk Factors That May Affect Results of Operations and Financial
Condition

     Dependence on management. Cal Bay's success is substantially dependent on the ability and experience of our President, Robert Thompson and our Vice President, Charles
Prebay. Should we lose the services of Mr. Thompson or Mr.
Prebay, it is unlikely we can continue as a business.

     Early development of new products. The Company's proposed products and future product development efforts are at an early stage. Accordingly, there can be no assurance that any of the Company's proposed products will be found to be safe and effective, can be developed into commercially viable products, can be manufactured on a large scale or will be economical to market, or will achieve or sustain market acceptance. There is, therefore, a risk that the Company's new product development efforts will not prove to be successful.

     Dependence on manufacturers for licenses and equipment. The Company depends upon its licenses with equipment manufacturers in order to have products to sell. In the event the licenses are not renewed or the manufacturer cannot deliver equipment, it would materially adversely affect the Company's business and results of operations.

     Dependence on two suppliers for majority of recent short-term sales. Cal Bay's recent short-term sales have come primarily from two principal equipment suppliers due to the fact that the market for the products from these suppliers has been very active recently. Over the long-term the Company anticipates the markets for these products to be more in balance with other products sold by the Company. The Company intends to add other products and accounts to diversify the business. Further, should these two suppliers fail to provide product, other sources are available at competitive prices that can supply identical product.

     Limited marketing and sales resources. The Company currently has limited sales and marketing resources due to its small size. The two principal officers are currently responsible for not only the management and operations of the Company but also for all sales and marketing activities. In order to achieve the planned growth in the markets and products currently offered through the Representative/Distribution Division and the Systems Division, as well as any new products and/or markets, the Company recognizes that it will need to expand its sales and marketing capability by adding sales and marketing personnel resources.
The plans for the addition of these resources in the future are discussed in a previous section of this document. Even though Cal Bay has been successful in the past, there can be no assurance that the Company will be able to maintain its current marketing and sales capability or expand upon this capability in the future. Further, there is no assurance that the Company will be successful in establishing sales and marketing capabilities for any new products that it may develop, or that it will be successful in gaining market acceptance for any products that it may develop. To the extent that the Company arranges with third parties to develop and/or market its products, the success of such products may depend upon the efforts of such third parties over which the Company will have little or no control."

     Highly competitive market. The market in which the Company participates is highly competitive. Many of the companies who are analytical instrumentation manufacturer representatives/distributors have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than the Company. Such companies may succeed in developing products that are more effective or less costly than the Company's products or such companies may be more successful in manufacturing and marketing their products than the Company.

     Possible technical obsolescence. There can be no assurance that technical changes will not render the Company's proposed products obsolete. Although the Company believes that NUMA MRX technology is state-of-the-art technology, the development of new technologies or refinements of existing ones might make the Company's existing NUMA MRX technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, the Company's NUMA MRX technology. There can be no assurance that the development of new types of measurement equipment or technology will not have a material adverse effect on the Company's business, financial condition, and results of operations. Although the Company is aware of no substantial technological changes pending, should such change occur, there can be no assurance that the Company will be able to acquire the new or improved technology which may be required to update the NUMA MRX technology.

Item 3.  Description of Property

     Cal Bay currently leases a combined office/warehouse facility of approximately 2,328 square feet at 1582 Parkway Loop, Suite G, Tustin, CA 92780. The lease is paid on a monthly basis of $2,374.56 per month and expires on August 31, 2002.
Management believes the currently leased space is adequate to meet Cal Bay's needs for at least the term of the lease.

     The Company also recently opened an office in central
California to expand sales presence.  The address is P. O. Box
4958, San Luis Obispo, CA 93401. This office is provided at no cost to the Company by our sales representative in San Luis
Obispo.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management; Changes in Control

     The following table sets forth as of June 12, 2001, the name and the number of shares of the Registrant's Common Stock, no par value, held of record or was known by the Registrant to own beneficially more than 5% of the 21,390,000 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each officer and director individually and of all officers and directors as a group.

              Name and Address of       Amount and     Percentage
  Title of      Beneficial Owner        Nature of       of Class
    Class             (1)               Beneficial
                                        Ownership
Common     Robert J. Thompson (2)       12,026,953        56.22%
           1582 Parkway Loop, Suite G
           Tustin,  CA  92780

Common     Charles A. Prebay (2)         2,000,000         9.35%
           1582 Parkway Loop, Suite G
           Tustin,  CA  92780

Common     Officers, Directors          14,026,953        65.57%
            and Nominees as a Group:
              2 persons

  (1) For purposes of this table, a beneficial owner is one who, directly or indirectly, has or shares with others (a) the power to vote or direct the voting of the Voting Stock (b) investment power with respect to the Voting Stock which includes the power to dispose or direct the disposition of the Voting Stock.

  (2)  Officer and/or director of the Company.

There are no contracts or other arrangements that could result in a change of control of the Company.

Item  5.   Directors, Executive Officers, Promoters  and  Control
Persons.

     The following table sets forth as of June 12, 2001, the name, age, and position of each executive officer and director and the term of office for each director of the Company.

Name                 Age    Position                     Since

Robert J. Thompson   52   President, Secretary and      March 2001
                            Director

Charles A. Prebay    45   Vice   President, Treasurer   March 2001
                            and Director


     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are duly elected and qualified.

     The following is a brief biography of the officers and directors.

     Robert J. Thompson. Mr. Thompson holds a B.S. degree in Mechanical Engineering from Ohio State University. He has been employed in the analytical instrumentation industry for over 20 years. Since 1990, Mr. Thompson has been self employed as a representative/distributor in the analytical instrumentation industry. Prior to 1990, Mr. Thompson was employed by or associated with Hartshaw Chemical as Chief Engineer, Teledyne Analytical Instruments as Regional Sales Manager, and Advanced Micro Instruments as a Partner.

     Charles A. Prebay. Mr. Prebay holds a B.S. degree in Biological Sciences from Michigan State University and has taken graduate courses in marketing and management from the University of Michigan and the University of California/Irvine. He has been employed in the analytical instrumentation industry for over 20 years. Mr. Prebay was employed by or associated with Teledyne Analytical Instruments as a Sales Engineer from 1979 to 1980. He was at Research-Cottrell/KVB as a Product Manager and Marketing Manager from 1980 until 1992 and served as Regional Sales Manager at Anarad from 1992 until 1995. From 1995 until 2000, Mr. Prebay worked at Baseline Industries as Western Regional Sale Manager.

Involvement in Certain Legal Proceedings

  No director, executive officer, promoter or control person of the Company has been involved in any of the following events during the past five years:

  a. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  b. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  c. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

  d. Being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6.  Executive Compensation.

     The Company has no formal arrangements for the remuneration of its officers and directors, except that they will receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company's behalf in the investigation of business opportunities.

     The Company has informally agreed to pay Mr. Robert J. Thompson a salary of $156,000 per year and Mr. Charles A. Prebay a salary of $144,000 per year. These salaries were effective as of June 1, 2001. The salaries are being deferred until such time as the Company generates sufficient revenue to maintain operations and cover salary.

Employment Contracts, Termination of Employment and Change in
Control

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person which would in any way result in payments to any person because of employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.

     The Company is not expected to have significant dealing with affiliates. However, if there are such dealings, the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

     The Company has loaned $8,906 to Robert Thompson, an officer and director of the Company.

Item 8.  Description of the Securities.

     The Company is presently authorized to issue 75,000,000 shares of $.001 par value common stock. All shares, when issued, will be fully paid and non-assessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any shareholders' meeting.

     Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available there for, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.

     The common stock of the Company does not have cumulative voting rights, which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

     The Company has appointed Pacific Stock Transfer Company,
5844 Pecos Road, Suite D, Las Vegas,  NV  89120, (702) 361-3033,
as the transfer agent and registrar for the Company's securities.

     Currently the Company's common shares are subject to Rule 15g-1 through Rule 15g-9, which provides, generally, that for as long as the bid price for the Shares is less than $5.00, they will be considered low priced securities under rules promulgated under the Exchange Act. Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer and obtain specific written consent of the customer, and provide monthly account statements to the customer. Under certain circumstances, the purchaser may enjoy the right to rescind the transaction within a certain period of time. Consequently, so long as the common stock is a designated security under the Rule, the ability of broker-dealers to effect certain trades may be affected adversely, thereby impeding the development of a meaningful market in the common stock. The likely effect of these restrictions will be a decrease in the willingness of broker-dealers to make a market in the stock, decreased liquidity of the stock and increased transaction costs for sales and purchases of the stock as compared to other securities.

                             PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters.

     The Company's common stock is listed on the Pink Sheets under the symbol "CBYI". At June 12, 2001 the Company had 63
shareholders holding 21,390,000 shares of common stock.   Of the
issued and outstanding common stock, 2,778,000 are free trading, the balance of 18,612,000 are restricted stock as that term is used in Rule 144 and may be sold pursuant to Rule 144. The Company has not agreed to register any shares for resale by selling stockholders. The following table shows the highs and lows of the closing bid and ask on the Company's stock since June 1, 2000 (first available data) through March 30, 2001.

   YEAR                    CLOSING BID               CLOSING ASK
   2000
June 1 thru June 30      .05          .05          .15           .15
  (First available)
July 3 thru Sept. 29     .05          .05          .15           .15

Oct. 2 thru Dec. 29      .125         .01          None          None

   2001
Jan. 2 thru Mar. 13      .61          .125         None          None

  Mar. 14 thru Mar 30   1.30         .43           2            .65
 (After a 3 for 1 split)

     The above quotations, as provided by the National Quotation
Bureau, LLC, represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

     The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Nevada law. Under
Section 78.288 of the Nevada Revised Statutes, dividends may be paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business and does not affect preferential shareholders rights upon dissolution.

Item 2.  Legal Proceedings.

     No legal proceedings are pending against the Company or any of its officers or directors. Furthermore, none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

Item 3.  Changes in and Disagreements with Accountants.

     The Company's independent auditor for the years ended December 31, 1999 and 2000 was David E. Coffey. In March 2001, the Company terminated the engagement of David E. Coffey as its independent auditor to lower expenses and provide an auditor located closer to the Company. The Board of Directors researched and approved the accounting firm of Vincent Argy to serve as independent auditor of the Company for the years ended December 31, 2001 and any interim periods. The Company has been advised that neither Mr. Argy nor any of his members or associates has any relationship with the Company or any of its affiliates, except in the firm's proposed capacity as the Company's independent auditor.

     During the fiscal years ended December 31, 1999 and 2000, the financial statements of the Company did not contain any adverse opinion or disclaimer of opinion from the Company's former independent auditor, and were not modified as to uncertainty, audit scope, or accounting principles, except the reports issued by David E. Coffey contained a statement expressing doubt about the ability of the Company to continue as a going concern due to its status as a development stage company with no significant operating results. During the year ended December 31, 1999, and from that date to the present, there were no disagreements with the former independent auditor on any matter of accounting principles, financial statement disclosure, or auditing scope or procedure which, if not resolved to the former independent auditor's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its audit report.

Item 4.  Recent Sales of Unregistered Securities.

     The following is a detailed list of securities sold by the Company within the past three years without registration under the Securities Act. All issuances are numerically reported in post-split form.

     In December 1998, the Company issued 500,000 shares of common stock for a total of $6,000. The shares were sold to the Company's founders pursuant to Section 4(2) of the Securities Act of 1933. No public solicitations were made and no commissions were paid on the sale of the shares.

     In June 1999, the Company completed the sale of 926,000 shares of common stock at $.05 per share for a total of $46,300. The shares were sold pursuant to Regulation D, Rule 504 and registered in the state of Nevada which became effective on April 1, 1999. The shares were sold to Nevada residents. The Company paid approximately $2,315 in commissions on the sales to a licensed sales agent.

     In March 2001, the Company exchanged 1,426,000 shares of common stock for all of the issued and outstanding shares of Cal-Bay Controls, Inc., a Nevada corporation. The transaction was a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986 and were exchanged pursuant to
Section 4(2) of the Securities Act of 1933. The transaction did not involve any public offering and no commissions were paid on the transaction. Three individuals received the shares of the Company.

     The above transactions are identified pre-split. In March, the Company effected a three for one forward split of its issued and outstanding common stock.

Item 5.  Indemnification of Directors and Officers.

      The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by shareholders which limit liability of directors for breach of fiduciary duty to certain specified circumstances, namely, breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. The articles with these exceptions eliminate any personal liability of a Director to the Company or its shareholders for monetary damages for the breach of a Director's fiduciary duty and therefore a Director cannot be held liable for damages to the

Company or its shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a Director. The Company's by-laws indemnify its Officers and Directors for any acts or omissions to act while in the scope of their duties as Officers and Directors. Furthermore, Nevada law permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                            PART F/S

     The financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial
Statements on page 26.

                            PART III

Item 1 and 2.  Index to and Description of Exhibits.

Exhibit  SEC Ref.   Title of Document           Location
Number     No.

  1       2      Articles of Incorporation filed          *

  2       2      Amendment to Articles of                 *
                 Incorporation of the Company to
                 change the name to

  3       8      Agreement and Plan of Reorganization     *

  4       2      By-Laws                                  *

  5       6      Promissory Note                          *

  Incorporated by reference to the Form 10-SB filed June 18, 2001

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                              CAL BAY INTERNATIONAL, INC.

Date: July 16, 2001          By: /s/ Robert J. Thompson
                                   Robert J. Thompson
                                   President and Director



Date: July 16, 2001         By:/s/ Charles A. Prebay
                                   Charles A. Prebay
                                   Treasurer and Director

Index to Financial Statements

Cal-Bay Controls (a Sole Proprietorship)                       Page

For the Year Ended December 31, 1999

     Independent Auditors's Report                               27
     Balance Sheet & Changes in Owner's Capital                  28
     Statement of Revenues and Expenditures                      29
     State of Cash Flows                                         30
     Notes to Financial Statements                               31

For the Year Ended December 31, 2000

     Independent Auditors's Report                               33
     Balance Sheet & Changes in Owner's Capital                  34
     Statement of Revenues and Expenditures                      35
     State of Cash Flows                                         36
     Notes to Financial Statements                               37

For the Period From January 1, 2001 to February 22, 2001

     Independent Auditors's Report                               39
     Balance Sheet & Changes in Owner's Capital                  40
     Statement of Revenues and Expenditures                      41
     State of Cash Flows                                         42
     Notes to Financial Statements                               43

Cal Bay International, Inc.

Consolidated Financial Statements for the Four Months Ended April
30, 2001

     Independent Auditor's Report                                45
     Consolidated Balance Sheet                                  46
     Consolidated Statement of Operations                        47
     Consolidated Statement of Changes in Stockholders' Equity   48
     Consolidated Statement of Cash Flows                        49
     Notes to Financial Statements                               50

Var-Jazz Entertainment, Inc.

For the Periods Ended December 31, 2000 and December 31, 1999

     Independent Accountant's Report                             58
     Balance Sheet                                               59
     Statement of Operations and Deficit Accumulated During the
       Development Stage                                         60
     Statement of Changes in Stockholders' Equity                61
     Statements of Cash Flows                                    62
     Notes to the Financial Statements                           63

                  INDEPENDENT AUDITOR'S REPORT

Robert Thompson, Proprietor
CAL-BAY CONTROLS
(A Sole Proprietorship)
Tustin, California


I have audited the accompanying balance sheet and changes in owner's capital of Cal-Bay Controls (A Sole Proprietorship), for the year ended December 31, 1999, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Owner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cal-Bay Controls, as of December 31, 1999, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                           ARGY & COMPANY

June 2, 2001
Fountain Valley, California

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
          BALANCE SHEET AND CHANGES IN OWNER'S CAPITAL
                        December 31, 1999

                             ASSETS

Current Assets:

  Cash                                                     $       283

     TOTAL CURRENT ASSETS                                          283

Office Furniture and Equipment, at cost,
  net of accumulated depreciation of
  $1,300 (Notes 1c & 2)                                          5,200

Deposit                                                          2,491

     TOTAL ASSETS                                          $     7,974


                 LIABILITIES AND OWNER'S CAPITAL

Current Liabilities:

  Accrued Expenses (Note 3)                                $     6,124

     TOTAL CURRENT LIABILITIES                                   6,124

Commitments and Contingencies (Note 3)                           - - -

Statement of Changes in Owner's Capital:

  Owner's Capital as of December 31, 1998                  $    14,130
  Owner's Draw                                                 (98,673)
  Net Income for Year
     Ended December 31, 1999                                    86,393

     Owner's Capital December 31, 1999                           1,850


     TOTAL LIABILITIES AND OWNER'S CAPITAL                 $     7,974

 The accompanying notes are an integral part of these financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                        INCOME STATEMENT
              For the Year Ended December 31, 1999

REVENUES:

  Commission Income (Note 1b)                $   385,160

     TOTAL REVENUES                          $   385,160

  Cost of Sales (Commissions)                    250,252

     GROSS PROFIT                                134,908

EXPENSES:

  Auto Expense                               $    1,026
  Equipment Rentals                               2,352
  Insurance                                       2,397
  Telephones & Utilities                          9,893
  Property Rent (Note 3)                         21,700
  Personal Property Taxes                            68
  Travel & Entertainment                          5,758
  Office Expenses & Miscellaneous                 2,487
  Repairs & Maintenance                             875
  Professional Fees                                 659
  Depreciation Expense (Notes 1c & 2)             1,300

     TOTAL EXPENSES                              48,515

     TAXES ON INCOME (Note 1d)                      ---

     NET INCOME                             $    86,393

                 Unaudited Pro Forma Information

     Net Income as Stated Above                            $   86,393
     Adjustment for Compensation of Sole Proprietor           (98,673)
     Adjustment for Income Taxes                                 (800)
     Pro Forma Net (Loss)                                  $  (13,080)
     Pro Forma Earnings Per Share                          $      .00

  The accompanying notes are an integral part of the financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                     STATEMENT OF CASH FLOWS
              For the Year Ended December 31, 1999

Cash Flows From Operating Activities:

  Net Income                                           $   86,393
  Adjustments to reconcile net income to net cash provided by operating activities:

     Depreciation                                      $    1,300
     Increase in lease deposit                             (2,491)
     Increase in accrued expenses                           6,124

  Total adjustments to net income                           4,933

  Total Cash Provided by Operating Activities              91,326

  Less: Owner's Draw                                      (98,673)

Net Decrease In Cash                                       (7,347)

Cash at December 31, 1998                                   7,630

Cash at December 31, 1999                              $      283

Supplemental Disclosures of Cash Flow Information:

  Cash paid during the year for:

     Interest                                          $      -0-
     Income taxes (Note 1d)                                   ---

     Total                                             $      -0-

  The accompanying notes are an integral part of the financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                  NOTES TO FINANCIAL STATEMENTS
                        December 31, 1999
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  NATURE OF BUSINESS

       Cal-Bay Controls (CBC) is a sole proprietorship, being operated in Tustin, California by its owner, Robert Thompson since 1990. CBC is a manufacturer's representative and distribution entity, serving California, Nevada and Hawaii in process, environmental, safety and laboratory markets.

       CBC supplies analytical products, services and associated equipment through license distribution agreements, and receives compensation for its selling efforts in the form of commissions, typically 10-20% of the net sales price, on all sales of products within the specified sales territory.

     (b)  REVENUE RECOGNITION

       The  Company recognizes revenues in accordance  with  SAB
       101 - Topic 13.A.3. The nature of each of CBC's manufacturer's representation agreements requires that the products be shipped from the manufacturer to the customer, and that either a significant period of time elapse thereafter or that the manufacturer must receive payment from the customer before payments are ultimately made to CBC for orders submitted. The determination as to exactly when the terms specified in the sales arrangements are substantially completed or fulfilled by the manufacturer and have been accepted by the customer, can only be made when the payments are ultimately received by the Company.

     (c)  DEPRECIATION

       Property and equipment purchases are capitalized and stated at cost, net of accumulated depreciation, using the straight-line method, over the estimated useful lives of the assets (generally five years). Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and the related accumulated depreciation account are relieved, and any gain or loss is included in the income statement.

     (d)  INCOME TAXES

       The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                  NOTES TO FINANCIAL STATEMENTS
                        December 31, 1999



NOTE 2 - OFFICE FURNITURE AND EQUIPMENT

     A summary of property and equipment is as follows:
          Office Furniture &
           Computer Equipment                 $   6,500
          Less: Accumulated Depreciation         (1,300)
               Net Furniture and Equipment    $   5,200

     Depreciation expense for the year ended December 31, 1999, was $ 1,300. During the period the Company disposed of no assets.

NOTE 3 - ACCRUED EXPENSES AND COMMITMENTS AND CONTINGENCIES

     The  balance  of  accrued expenses  at  December  31,  1999 represents unpaid property lease commitments.

     CBC  maintains  an  office/warehouse  facility  in  Tustin,
     California.   The  future minimum annual  aggregate  rental
     payments required for the remaining non-cancelable lease term in excess of one year are as follows:

  Years Ending December 31,

            2000                         $   26,354
            2001                             27,840
            2002                             19,184
            Thereafter                          -0-
            Total                        $   73,378



     CBC and its owner, Robert Thompson, were not involved in any litigation as of the date of this examination.
NOTE 4 - SUBSEQUENT EVENTS

     CBC subsequently incorporated on February 22, 2001, as Cal-Bay Controls, Inc., and became the accounting acquiror of Cal-Bay International, Inc. (formerly Var-Jazz Entertainment, Inc.) in a reverse acquisition consummated on March 8, 2001. Accordingly, the accompanying income statement illustrates the unaudited pro forma operations for CBC as if it had been a corporation for the period presented.

                  INDEPENDENT AUDITOR'S REPORT

Robert Thompson, Proprietor
CAL-BAY CONTROLS
(A Sole Proprietorship)
Tustin, California

I have audited the accompanying balance sheet and changes in owner's capital of Cal-Bay Controls (A Sole Proprietorship), for the year ended December 31, 2000, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Owner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cal-Bay Controls, as of December 31, 2000, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                           ARGY & COMPANY

June 2, 2001
Fountain Valley, California

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
          BALANCE SHEET AND CHANGES IN OWNER'S CAPITAL
                        December 31, 2000

                             ASSETS

Current Assets:

  Cash                                              $     2,568


     TOTAL CURRENT ASSETS                                 2,568

Office Furniture and Equipment, at cost,
  net of accumulated depreciation of
  $2,600 (Notes 1c & 2)                                   3,900

Deposit                                                    2,491

     TOTAL ASSETS                                    $     8,959

                 LIABILITIES AND OWNER'S CAPITAL

Current Liabilities:

  Accrued Expenses                                    $       488

     TOTAL CURRENT LIABILITIES                                488

Commitments and Contingencies (Note 3)                        ---

Statement of Changes in Owner's Capital:

  Owner's Capital as of December 31, 1999              $    1,850
  Owner's Draw                                            (33,340)
  Net Income for Year
     Ended December 31, 2000                               39,961

     Owner's Capital December 31, 2000                      8,471


     TOTAL LIABILITIES AND OWNER'S CAPITAL            $     8,959

 The accompanying notes are an integral part of these financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                        INCOME STATEMENT
              For the Year Ended December 31, 2000

REVENUES:

  Commission Income (Note 1b)                $   174,325

     TOTAL REVENUES                          $   174,325

  Cost of Sales (Commissions)                     78,930

     GROSS PROFIT                                 95,395

EXPENSES:

  Auto Expense                               $       50
  Equipment Rentals                               5,787
  Insurance                                       1,092
  Telephones & Utilities                         12,207
  Property Rent                                  26,446
  Personal Property Taxes                            39
  Travel & Entertainment                          3,942
  Office Expenses & Miscellaneous                 3,847
  Repairs & Maintenance                             184
  Professional Fees                                 540
  Depreciation Expense (Notes 1c & 2)             1,300

     TOTAL EXPENSES                              55,434

     TAXES ON INCOME (Note 1d)                      ---

     NET INCOME                             $    39,961

                 Unaudited Pro Forma Information

     Net Income as Stated Above                            $    39,961
     Adjustment for Compensation of Sole Proprietor            (33,340)
     Adjustment for Income Taxes                                (1,673)
     Pro Forma Net Income                                  $     4,948
     Pro Forma Earnings Per Share                          $       .00

  The accompanying notes are an integral part of the financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                     STATEMENT OF CASH FLOWS
              For the Year Ended December 31, 2000


Cash Flows From Operating Activities:

  Net Income                                              $   39,961
  Adjustments to reconcile net income to net cash provided by operating activities:

     Depreciation                                         $   1,300
     Decrease in accrued expenses                            (5,636)

  Total adjustments to net income                            (4,336)

  Total Cash Provided by Operating Activities                35,625

  Less: Owner's Draw                                        (33,340)

Net Increase In Cash                                          2,285

Cash at December 31, 1999                                       283

Cash at December 31, 2000                              $      2,568

Supplemental Disclosures of Cash Flow Information:

  Cash paid during the year for:

     Interest                                          $       -0-
     Income taxes (Note 1d)                                    ---

     Total                                             $       -0-


  The accompanying notes are an integral part of the financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                  NOTES TO FINANCIAL STATEMENTS
                        December 31, 2000
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  NATURE OF BUSINESS

       Cal-Bay Controls (CBC) is a sole proprietorship, being operated in Tustin, California by its owner, Robert Thompson since 1990. CBC is a manufacturer's representative and distribution entity, serving California, Nevada and Hawaii in process, environmental, safety and laboratory markets.

       CBC supplies analytical products, services and associated equipment through license distribution agreements, and receives compensation for its selling efforts in the form of commissions, typically 10-20% of the net sales price, on all sales of products within the specified sales territory.

     (b)  REVENUE RECOGNITION

       The  Company recognizes revenues in accordance  with  SAB
       101 - Topic 13.A.3. The nature of each of CBC's manufacturer's representation agreements requires that the products be shipped from the manufacturer to the customer, and that either a significant period of time elapse thereafter or that the manufacturer must receive payment from the customer before payments are ultimately made to CBC for orders submitted. The determination as to exactly when the terms specified in the sales arrangements are substantially completed or fulfilled by the manufacturer and have been accepted by the customer, can only be made when the payments are ultimately received by the Company.

     (c)  DEPRECIATION

       Property and equipment purchases are capitalized and stated at cost, net of accumulated depreciation, using the straight-line method, over the estimated useful lives of the assets (generally five years). Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and the related accumulated depreciation account are relieved, and any gain or loss is included in the income statement.

     (d)  INCOME TAXES

       The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                  NOTES TO FINANCIAL STATEMENTS
                        December 31, 2000


NOTE 2 - OFFICE FURNITURE AND EQUIPMENT

     A summary of property and equipment is as follows:
          Office Furniture &
           Computer Equipment                 $   6,500
          Less: Accumulated Depreciation         (2,600)
               Net Furniture and Equipment    $   3,900

     Depreciation expense for the year ended December 31, 2000, was $ 1,300. During the period the Company disposed of no assets.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

     CBC  maintains  an  office/warehouse  facility  in  Tustin,
     California.   The  future minimum annual  aggregate  rental
     payments required for the remaining non-cancelable lease term in excess of one year are as follows:

  Years Ending December 31,

            2001                         $   27,840
            2002                             19,184
            Thereafter                          -0-
            Total                        $   47,024



     CBC and its owner, Robert Thompson, were not involved in any litigation as of the date of this examination.
NOTE 4 - SUBSEQUENT EVENTS

     CBC subsequently incorporated on February 22, 2001, as Cal-Bay Controls, Inc., and became the accounting acquiror of Cal-Bay International, Inc. (formerly Var-Jazz Entertainment, Inc.) in a reverse acquisition consummated on March 8, 2001. Accordingly, the accompanying income statement illustrates the unaudited pro forma operations for CBC as if it had been a corporation for the period presented.

                  INDEPENDENT AUDITOR'S REPORT

Robert Thompson, Proprietor
CAL-BAY CONTROLS
(A Sole Proprietorship)
Tustin, California

I have audited the accompanying balance sheet and changes in owner's capital of Cal-Bay Controls (A Sole Proprietorship), for the period from January 1, 2001 to February 22, 2001, and the related statements of income and cash flows for the period then ended. These financial statements are the responsibility of the Owner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cal-Bay Controls, as of February 22, 2001, and the results of its operations and cash flows for the period from January 1, 2001 to February 22, 2001, in conformity with generally accepted accounting principles.

                                           ARGY & COMPANY

June 2, 2001
Fountain Valley, California

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
          BALANCE SHEET AND CHANGES IN OWNER'S CAPITAL
                        February 22, 2001

                             ASSETS

Current Assets:

  Cash                                                     $       925
  Prepaid Legal Fees                                             2,275


     TOTAL CURRENT ASSETS                                        3,200

Office Furniture and Equipment, at cost,
  net of accumulated depreciation of
  $2,817 (Notes 1c & 2)                                          3,683

Deposit                                                          2,491

     TOTAL ASSETS                                          $     9,374

                 LIABILITIES AND OWNER'S CAPITAL

Current Liabilities:

  Accrued Expenses (Note 3)                                $       -0-

     TOTAL CURRENT LIABILITIES                                     -0-

Commitments and Contingencies (Note 3)                             ---

Statement of Changes in Owner's Capital:

  Owner's Capital as of December 31, 2000                  $     8,471
  Owner's Draw                                                  (5,477)
  Net Income from
     January 1, 2001 to February 22, 2001                        6,380

     Owner's Capital February 22, 2001                           9,374

     TOTAL LIABILITIES AND OWNER'S CAPITAL                 $     9,374

 The accompanying notes are an integral part of these financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                        INCOME STATEMENT
    For the Period from January 1, 2001 to February 22, 2001


REVENUES:

  Commission Income (Note 1b)                $    16,849

     TOTAL REVENUES                          $    16,849

  Cost of Sales (Commissions)                      2,727

     GROSS PROFIT                                 14,122

EXPENSES:

  Auto Expense                               $       747
  Equipment Rentals                                  353
  Insurance                                          588
  Telephones & Utilities                             472
  Property Rent                                    4,749
  Travel & Entertainment                             141
  Office Expenses & Miscellaneous                    250
  Professional Fees                                  225
  Depreciation Expense (Notes 1c & 2)                217

     TOTAL EXPENSES                                7,742

     TAXES ON INCOME (Note 1d)                       ---

     NET INCOME                                            $     6,380

                 Unaudited Pro Forma Information

     Net Income as Stated Above                            $     6,380
     Adjustment for Compensation of Sole Proprietor             (5,477)
     Adjustment for Income Taxes                                  (815)
     Pro Forma Net Income                                  $        88
     Pro Forma Earnings Per Share                          $       .00


  The accompanying notes are an integral part of the financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                     STATEMENT OF CASH FLOWS
    For the Period from January 1, 2001 to February 22, 2001


Cash Flows From Operating Activities:

  Net Income                                           $    6,380
  Adjustments to reconcile net income to net cash provided by operating activities:

     Depreciation (Note 1c & 2)                        $      217
     Increase in Prepaid Legal Fees                        (2,275)
     Decrease in Accrued Expenses                            (488)

  Total adjustments to net income                          (2,546)

  Total Cash Provided by Operating Activities               3,834

  Less: Owner's Draw                                       (5,477)

Net Decrease In Cash                                       (1,643)

Cash at December 31, 2000                                   2,568

Cash at February 22, 2001                              $      925

Supplemental Disclosures of Cash Flow Information:

  Cash paid during the year for:

     Interest                                          $    -0-
     Income taxes (Note 1d)                                 ---

     Total                                             $    -0-


  The accompanying notes are an integral part of the financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                  NOTES TO FINANCIAL STATEMENTS
                        February 22, 2001


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  NATURE OF BUSINESS

       Cal-Bay Controls (CBC) is a sole proprietorship, being operated in Tustin, California by its owner, Robert Thompson since 1990. CBC is a manufacturer's representative and distribution entity, serving California, Nevada and Hawaii in process, environmental, safety and laboratory markets. On February 22, 2001, CBC was incorporated under the name Cal-Bay Controls, Inc.

       CBC supplies analytical products, services and associated equipment through license distribution agreements, and receives compensation for its selling efforts in the form of commissions, typically 10-20% of the net sales price, on all sales of products within the specified sales territory.

     (b)  REVENUE RECOGNITION

       The Company recognizes revenues in accordance with SAB 101 - Topic 13.A.3. The nature of each of CBC's manufacturer's representation agreements requires that the products be shipped from the manufacturer to the customer, and that either a significant period of time elapse thereafter or that the manufacturer must receive payment from the customer before payments are ultimately made to CBC for orders submitted. The determination as to exactly when the terms specified in the sales arrangements are substantially completed or fulfilled by the manufacturer and have been accepted by the customer, can only be made when the payments are ultimately received by the Company.

     (c)  DEPRECIATION

       Property and equipment purchases are capitalized and stated at cost, net of accumulated depreciation, using the straight-line method, over the estimated useful lives of the assets (generally five years). Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and the related accumulated depreciation account are relieved, and any gain or loss is included in the income statement.

     (d)  INCOME TAXES

       The accompanying financial statements have been prepared solely from the accounts of Robert Thompson, doing business as Cal-Bay Controls, a sole proprietorship, and they do not include the personal accounts of the owner or those of any other operation in which he is engaged. Income from the proprietorship is reported in the proprietor's income tax returns. Accordingly, no income taxes have been recorded in these financial statements.

                        CAL-BAY CONTROLS
                     (A Sole Proprietorship)
                  NOTES TO FINANCIAL STATEMENTS
                        February 22, 2001


NOTE 2 - OFFICE FURNITURE AND EQUIPMENT

     A summary of property and equipment is as follows:
          Office Furniture &
           Computer Equipment                 $   6,500
          Less: Accumulated Depreciation         (2,817)
               Net Furniture and Equipment    $   3,683

     Depreciation  expense for the period  January  1,  2001  to
     February  22,  2001,  was $ 217.   During  the  period  the
     Company disposed of no assets.

NOTE 3 - ACCRUED EXPENSES AND COMMITMENTS AND CONTINGENCIES

     There were no accrued expenses at February 22, 2001.

     CBC  maintains  an  office/warehouse  facility  in  Tustin,
     California.   The  future minimum annual  aggregate  rental
     payments required for the remaining non-cancelable lease term in excess of one year are as follows:

      Period Ended February 22,

            2002                         $   23,278
            2003                             19,184
            Thereafter                          -0-
            Total                        $   42,462


     CBC and its owner, Robert Thompson, were not involved in any litigation as of the date of this examination.

NOTE 4 - SUBSEQUENT EVENTS

     CBC subsequently incorporated on February 22, 2001, as Cal-Bay Controls, Inc., and became the accounting acquiror of Cal-Bay International, Inc. (formerly Var-Jazz Entertainment, Inc.) in a reverse acquisition consummated on March 8, 2001. Accordingly, the accompanying income statement illustrates the unaudited pro forma operations for CBC as if it had been a corporation for the period presented.

                  INDEPENDENT AUDITOR'S REPORT



Board of Directors
CAL-BAY INTERNATIONAL, INC.


I have audited the accompanying consolidated balance sheet of Cal-Bay International, Inc. (A Nevada Corporation), and subsidiary, as of April 30, 2001, and the related consolidated statement of operations, changes in stockholders' equity and cash flows for the four months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cal-Bay International, Inc. and subsidiary, as of April 30, 2001, and the results of its operations, changes in stockholders' equity and cash flows for the four months then ended, in conformity with generally accepted accounting principles.

                                           ARGY & COMPANY
June 2, 2001
Fountain Valley, California

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
                   CONSOLIDATED BALANCE SHEET
                         April 30, 2001

                             ASSETS

Current Assets:

  Cash (Note 1c)                                           $    15,929
  Loan Receivable from Stockholder (Note 4)                      8,906
  Prepaid Legal Fees (Note 1g)                                   7,964

     TOTAL CURRENT ASSETS                                       32,799

Office Furniture and Equipment, at cost,
  net of accumulated depreciation of
  $3,033 (Notes 1i & 2)                                          3,467

Organizational Expenses (Note 1i)                                1,554
Deposit (Note 1h)                                                2,491

     TOTAL ASSETS                                          $    40,311

              LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:

  Accrued Expenses (Note 1j)                               $     1,122
  Income Taxes Payable (Notes 1k & 6)                            8,181

     TOTAL CURRENT LIABILITIES                                   9,303

Commitments and Contingencies (Note 9)                          - - -

Stockholders' Equity:

  Common Stock, $.001 par value; 75,000,000 shares
    authorized; 21,390,000 shares issued and
    outstanding (Notes 1b, 1l, 3 & 8)                      $   21,390
  Additional Paid in Capital - (Discount on Stock)             (3,613)
  Retained Earnings                                            13,231

     TOTAL STOCKHOLDERS' EQUITY                                31,008
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $   40,311
 The accompanying notes are an integral part of these financial statements.

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
              CONSOLIDATED STATEMENT OF OPERATIONS
            FOR THE FOUR MONTHS ENDED APRIL 30, 2001


REVENUES:

  Commission Income (Note 1e)                             $   46,009

     TOTAL REVENUES                                       $   46,009

  Cost of Sales (Commissions)                                  7,026

     GROSS PROFIT                                             38,983

EXPENSES:

  Auto Expense                                            $   1,114
  Equipment Rentals                                           1,069
  Insurance                                                   1,822
  Telephones & Utilities                                      1,082
  Property Rent (Note 9)                                      4,749
  Office Expenses & Miscellaneous                               968
  Professional Fees                                           6,551
  Depreciation Expense (Notes 1i & 2)                           216

     TOTAL EXPENDITURES                                      17,571

     NET INCOME BEFORE TAXES                                 21,412

     TAXES ON INCOME (Note 1k & 6)                            8,181

     NET INCOME AFTER TAXES                               $  13,231


Basic and Fully Diluted Earnings Per Share (Note 1m)      $     .00

Weighted Average Shares Outstanding (Note 1m)            21,390,000

  The accompanying notes are an integral part of the financial statements.

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITYFour
                   Months Ended April 30, 2001

                                                              Additional
                                                               Paid-in
                                         Common Stock          Capital               Total
                                   Number of   ($0.001 Par)   (Discount  Retained Stockholders'
                                     Shares      $ Amount     on Stock)  Earnings    Equity
Balance at inception
  (February 22, 2001)               17,112,000   $  17,112   $ (7,738)   $    -0-   $  9,374

  Recapitalization for Reverse
    Acquisition on March 8, 2001     4,278,000       4,278      4,125         ---      8,403

 Net Income April 30, 2001                 ---         ---        ---      13,231     13,231


Balance at April 30, 2001           21,390,000   $  21,390   $ (3,613)   $ 13,231   $ 31,008

  The accompanying notes are an integral part of the financial statements.

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
              CONSOLIDATED STATEMENT OF CASH FLOWS
                Four Months Ended April 30, 2001

Cash Flows From Operating Activities:

  Income from Operations                                  $   13,231
  Adjustments to reconcile net income to net cash provided
       by operating activities:
     Depreciation (Note 1i & 2)                           $      216
     Payments for Organizational Expenses (Note 1i)           (1,554)
     Increase in Loans to Stockholder (Notes 1f & 4)          (8,906)
     Increase in Income Taxes Payable                          8,181
     Increase in Accounts Payable & Accrued Expenses           1,122
     Increase in Prepaid Legal Fees                           (5,689)

  Total adjustments to net income                             (6,630)

  Total Cash Provided by Operating Activities                  6,601

Cash Flows From Investing Activities:
     Reverse acquisition of Cal-Bay International, Inc.        8,403

  Total Cash Provided by Investing Activities                  8,403

Net Increase In Cash                                          15,004

Cash at Inception                                                925

Cash at April 30, 2001                                    $   15,929

Supplemental Disclosures of Cash Flow Information:

  Cash paid during the year for:
     Interest                                             $     -0-
     Income taxes (Note 1d)                                     ---

     Total                                                $     -0-

     Acquisition Note: In connection with the reverse acquisition of Cal-Bay International, Inc. by Cal-Bay Controls, Inc., the Company acquired assets with a fair value of $8,442 (including cash of $4,904) and assumed liabilities of $39, in exchange for 1,000,000 shares of its common stock. See also
Note 3.
       The accompanying notes are an integral part of the
                      financial statements.

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
                  NOTES TO FINANCIAL STATEMENTS
                         April 30, 2001

(1) Summary of Significant Accounting Policies

  (a) Nature of Business

     Cal-Bay International, Inc. and subsidiary ("The Company"), was originally organized as Var-Jazz Entertainment, Inc., under the laws of the State of Nevada, on December 8, 1998. On March 8, 2001, Var-Jazz Entertainment, Inc. acquired 100% of the outstanding common shares of Cal-Bay Controls, Inc., which has been accounted for as a reverse acquisition. Subsequent to this acquisition, Var-Jazz Entertainment, Inc. changed its name to Cal-Bay International, Inc. The Company does not currently have any international operations but expects to in the future. See also Note 3.
     Cal-Bay Controls, Inc. (CBC) was originally a sole proprietorship, being operated since 1990 under the name Cal-Bay Controls, in Tustin, California, by its owner Robert Thompson. CBC, which represents the only operating entity of the Company, is a manufacturer's representative and distribution firm, serving California, Nevada and Hawaii in process, environmental, safety and laboratory markets. On February 22, 2001, CBC was incorporated under the name Cal-Bay Controls, Inc.

     CBC supplies analytical products, services and associated equipment through license distribution agreements, and receives compensation for its selling efforts in the form of commissions, typically 10-20% of the net sales price, on all sales of products within the specified sales territory.
  (b)  Capitalization
     Var-Jazz Entertainment, Inc. was initially capitalized in December, 1998 by the issuance of 500,000 shares of its common stock, at $0.12 per share, totaling $6,000. In
     June, 1999 the Company circulated a self written confidential offering memorandum, resulting in the issuance of an additional 926,000 common shares, for a total of $46,300, less offering costs of $8,415.

     On March 8, 2001, Cal-Bay International, Inc. (formerly Var-Jazz Entertainment, Inc.) acquired all of the issued and outstanding common stock of CBC in exchange for 5,704,000 shares of its common stock. The shares issued in the acquisition resulted in the owners of CBC having operating
     control   of   Cal-Bay  International,   Inc.   immediately
     following   the  acquisition.   Therefore,  for   financial
     reporting purposes, CBC is deemed to have acquired Cal-Bay International, Inc. in a reverse acquisition accompanied by a recapitalization.

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
                  NOTES TO FINANCIAL STATEMENTS
                         April 30, 2001

(1)
Summary of Significant Accounting Policies (Continued)

  (b)  Capitalization (continued)
     The surviving entity reflects the assets and liabilities of Cal-Bay International, Inc. and CBC at their historical book values and the historical operations of the Company are those of CBC. The issued common stock is that of Cal-Bay International, Inc. and the retained earnings is that of CBC. The statement of income includes operations of CBC from February 22, 2001 (date of inception) through April 30, 2001 and operations of Cal-Bay International, Inc. from March 8, 2001 (date of acquisition) through April 30, 2001.

     Immediately subsequent to this acquisition, the Company increased its authorized common stock from 25,000,000 to 75,000,000 and initiated a forward 3 for 1 stock split, resulting in 21,390,000 total outstanding common shares. See also Note 3.

   (c) Cash and Cash Equivalents

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of April 30, 2001.

  (d)  Principles of Consolidation and Basis of Accounting
     The accompanying consolidated financial statements include the accounts of Cal-Bay International, Inc. and of its wholly owned subsidiary, CBC. All material inter-company transactions and accounts have been eliminated in consolidation. The Company has no continuing operating activities other than that of CBC.

  (e)  Revenue Recognition
     The  Company recognizes revenues in accordance with SAB 101
     - Topic 13.A.3. The nature of each of CBC's manufacturer's representation agreements requires that the products be shipped from the manufacturer to the customer, and that either a significant period of time elapse thereafter or that the manufacturer must receive payment from the customer before payments are ultimately made to CBC for orders submitted. The determination as to exactly when the terms specified in the sales arrangements are substantially completed or fulfilled by the manufacturer and have been accepted by the customer, can only be made when the payments are ultimately received by the Company.

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
                  NOTES TO FINANCIAL STATEMENTS
                         April 30, 2001

(1)
Summary of Significant Accounting Policies (Continued)




  (f)  Loan Receivable From Stockholder & Related Parties
     The balance of related party loan receivable is with the majority stockholder, is interest free and has no fixed terms of repayment. See also Note 4.

  (g)  Prepaid Legal Fees
     This  balance consists of retainers with the Company's  two
     legal  firms  who  are  currently  representing  them   for
     organizational and registration purposes.

  (h)  Deposits
     This  balance  consists  of  a  security  deposit  on   the
     Company's leased premises.


  (i) Property and Equipment and Organizational Expenditures Office furniture and equipment is stated at cost and is depreciated using the straight line method over their estimated useful lives, currently five years. Organizational expenditures for the Company were paid as completed, totaling $1,554, as of April 30, 2001, and will be amortized over a period of five years. Betterment's and improvements are capitalized and depreciated over their estimated useful lives, while repairs and maintenance costs are expensed when incurred.


  (j)  Accounts Payable an Accrued Expenses
     The   balance   consists  primarily  of  unpaid   operating
     expenditures and contractual obligations due currently.

  (k)  Income Taxes
     The Company has applied the Financial Accounting Standards Board Statement 109, Accounting for Income Taxes (SFAS
     109), to all operations since inception, for all periods disclosed in this financial examination, and all other disclosures of information for periods prior to acquisitions of the operating subsidiary, CBC.

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
                  NOTES TO FINANCIAL STATEMENTS
                         April 30, 2001

(1)
Summary of Significant Accounting Policies (Continued)


  (k)  Income Taxes (continued)
     SFAS 109 "Accounting for Income Taxes" requires the liability method in accounting for income taxes. Deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount on the financial statements. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period, plus or minus the change during the period, in deferred tax assets and liabilities. The Company, exclusive of the operations of its wholly owned subsidiary CBC, has experienced operating losses during its period of existence. These losses occurred in a business activity unrelated to that of CBC and the Company does not have any current plans to re-enter that market. Therefore, future profitability of this related business activity cannot be assured, resulting in reserves for the valuation allowance of the entire amount of the determined deferred tax assets (See also Note 6).

  (l)  Transactions in Capital Stock
     All securities issued by the Company and CBC have not been registered under the Securities Act of 1933, as amended. They may not be sold, offered for sale, transferred, pledged or hypothecated, in the absence of a registration statement in effect with respect to the securities under such act, or an opinion of counsel or other evidence satisfactory to the Company that such registration is not required, or unless sold pursuant to Rule 144 under such act. The Company's free trading stock is currently involved in limited trading on the pink sheets under the symbol CBYI. The trading price at April 30, 2001 was $.60 and has been consistently trading in limited transactions, as of and before the date of this report. This activity does not however illustrate an established "market" for the Company's stock as described in FASB 123 (Accounting for Stock Based Compensation) or for establishing fair value in the acquisitions involving issuance of the Company's stock. See also Notes 3, 5 and 8.

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
                  NOTES TO FINANCIAL STATEMENTS
                         April 30, 2001

(1)
Summary of Significant Accounting Policies (Continued)

  (m)Earnings Per Share
     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 specifies the computation, presentation, and disclosure requirements of earnings per share and supersedes Accounting Principles Board Opinion 5, "Earnings Per Share". SFAS 128 requires dual presentation of basic and, where applicable, diluted earnings per share. Basic earnings per share, which excludes the impact of common stock equivalents, replaces primary earnings per share. Diluted earnings per share which utilizes the average market price per share or ending market price per share when applying the treasury stock method in determining common stock equivalents, replaces fully diluted earnings per share. SFAS 128 is effective for the Company in 1999, 2000 and 2001. However, there were no common stock equivalents during the any of these periods and, therefore, there is no effect on the earnings per share presented for any of these periods, due to the Company's adoption of SFAS 128. Basic earnings per share have been computed using the weighted average number of common shares outstanding.

(2)  Office Furniture and Equipment

     A summary of property and equipment is as follows:
          Office Furniture &
           Computer Equipment                 $   6,500
          Less: Accumulated Depreciation         (3,033)
               Net Furniture and Equipment    $   3,467

(3)  Acquisition of Cal-Bay Controls, Inc.
     As previously discussed in Note 1b, the Company's board of director's approved the issuance of 5,704,000 shares of its common stock in exchange for 100% of the outstanding shares of CBC's common stock (1,000,000 shares) on March 8, 2001. The transaction has been accounted for as a reverse acquisition, in accordance with the terms of Accounting Principles Board Opinion No. 16, paragraph 70 and SAB Topic 2A. Since Cal-Bay International, Inc. was a non-operating public shell company with minimal assets, the transaction has been treated as a capital transaction in substance, with no goodwill or intangible being recorded, and no pro forma financial information being presented.

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
                  NOTES TO FINANCIAL STATEMENTS
                         April 30, 2001

(3)  Acquisition of Cal-Bay Controls, Inc. (continued)
     The following is a summary of the financial position of the
     Cal-Bay  International, Inc. (CBYI) and CBC  at  April  30,
     2001,    without   the   consolidating   and    eliminating
     adjustments:

                                    CBYI          CBC         Combined
       Current assets              $     -0-   $ 32,799      $  32,799
       Property and equipment, net       -0-      3,467          3,467
       Other assets                      -0-      4,045          4,045

                                   $     -0-   $ 40,311      $  40,311

         Current  liabilities      $     -0-   $  9,303      $   9,303
       Stockholders' equity              -0-     31,008         31,008

                                   $     -0-   $ 40,311      $  40,311

     Included in consolidated results of operations for the four months ended April 30, 2001 are the following results of the previously separate companies for the period from January 1, 2001 to April 30, 2001:

                                 CBYI          CBC
     Consolidated

       Net sales            $      -0-    $    46,009    $   46,009
       Net income (Loss)    $   (8,403)   $    21,634    $   13,231



(4)  Related Party Transactions & Significant Customers/Suppliers

     As of the period ended April 30, 2001, the Company has advanced the majority stockholder and officer a total of
     $8,906, which is included in the accompanying financial statements as loan receivable from stockholder (see Note
     1f). Additionally, a majority of CBC's commission income is derived from two unrelated manufacturing companies that it represents (see also Note 7).

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
                  NOTES TO FINANCIAL STATEMENTS
                         April 30, 2001

(5)  Certain Beneficial Owners and Management

     The following is a list of the officers and directors of the Company, along with all other shareholders owning directly or indirectly at least 5% of the Company's shares as of April 30, 2001. There have been no salaries greater than $100,000 paid to any one employee during the Company's existence.

     Shareholder/Position/Title        Shares Held       Ownership
Robert Thompson - President &CEO      12,026,953            56.2 %
Charles Prebay - Vice President & CFO  2,000,000             9.4
Chris Walker                           1,059,000             5.0
Cede & Co. - Investor                  1,188,000             5.5
All Other Investors                    5,116,047            23.9
Total share issued & outstanding      21,390,000           100.0 %
(6)  Income Taxes

     As of April 30, 2001, the Company had provided taxes on consolidated income for Federal and State income taxes, estimated at $8,181.At April 30, 2001 deferred taxes consisted of a net tax assets (benefits) of approximately $8,777, due to operating loss carryforwards of the Company totaling $43,885, which were fully offset by equal valuation allowances since there is no assurance of recovery. The net operating loss carryforwards will expire beginning in 2013.
(7)  Off Balance Sheet Risk

     The Company could be affected by the inability to establish a market for their shares of stock. Additionally, since the date of incorporation, the short-term sales revenue for the Company has come primarily from two principal accounts, which is due to the fact that the markets for the products from these accounts have been very active recently. Over the long-term, management expects the markets for these products and accounts to diversify. Also, these principals are not the only suppliers for these products and management has other sources for identical products if it becomes necessary to find other suppliers.

(8) Common StockThe Company is authorized to issue 75,000,000 common shares with a $0.001 par value. Following a 3 for 1 forward split of common shares outstanding on March 8, 2001, total outstanding shares amounted to 21,390,000. Each common share is entitled to one vote and there are no other preferences. No dividends have been paid by the Company since inception.

                   CAL-BAY INTERNATIONAL, INC.
                         And Subsidiary
                  NOTES TO FINANCIAL STATEMENTS
                         April 30, 2001



(9)  Commitments and Contingencies
     CBC  maintains  an  office/warehouse  facility  in  Tustin,
     California.   The  future minimum annual  aggregate  rental
     payments required for the remaining non-cancelable lease term in excess of one year are as follows:

      Period Ended April 30,

            2002                         $   23,278
            2003                             14,854
            Thereafter                          -0-
            Total                        $   38,132

     The Company was not involved in any litigation as of the date of this examination.

  David E. Coffey     3651 Lindell Road, Suite 1, Las Vegas, NV
                              89103

                   Certified Public Accountant

                 INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders of Var-Jazz Entertainment, Inc.
Las Vegas, Nevada

     I have audited the accompanying balance sheets of Var-Jazz Entertainment, Inc. (a development stage company) as of December 31, 2000, and December 31, 1999, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 9, 1998 (date of inception) to December 31, 2000. These statements are the responsibility of Var-Jazz Entertainment, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Var-Jazz Entertainment, Inc., as of December 31, 2000, and December 31, 1999, and the results of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 9, 1998. in conformity with generally accepted accounting principles.

David E. Coffey, C. P. A.
Las Vegas, Nevada
February 9, 2001

                  VAR-JAZZ ENTERTAINMENT, INC,
                  (A DEVELOPMENT STAGE COMPANY)
                         BALANCE SHEETS

                                        December 31,   December 31,
                                          2000               1999

ASSETS

Cash                                     $     4,904    $   23,424
Inventory                                      3,538             0
      Total  Assets                      $     8,442    $   23,424

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts    payable                      $       39     $        0
Total      Liabilities                           39              0
Stockholders' Equity
     Common stock, authorized 25,000,000
     shares at $.001 par value, issued and
        outstanding   1,426,000   shares      1,426          1,426
        Additional   paid-in   capital       42,459         42,459
     Deficit accumulated during the
        development   stage                 (35,482)       (20,461)
             Total Stockholders' Equity       8,403         23,424

Total Liabilities and Stockholders'Equity $   8,442     $   23,424

The accompanying notes are an integral part of these financial statements.

                  VAR-JAZZ ENTERTAINMENT, INC.
                  (A DEVELOPMENT STAGE COMPANY)
              STATEMENTS OF OPERATIONS AND DEFICIT
            ACCUMULATED DURING THE DEVELOPMENT STAGE
            (With Cumulative Figures From Inception)

                           Year ended     Year ended    From Inception,
                                                        Dec. 9,1998, to
                          Dec .31,2000   Dec. 31, 1999   Dec. 31,2000

Sales                       $    290       $     0            290
Cost of goods sold                33             0             33

  Gross profit                   257             0            257
Expenses
 Shipping                         78             0             78
 Advertising and promotions    3,395             0          3,395
 Consulting                    3,000         8,000         11,000
 CD development costs          8,682         8,758         17,440
 Professional fees                 0         3,000          3,000
 Licenses and fees               105             0            105
 Office expenses                   0           208            208
 Royalties                        18             0             18
 Organizational expense            0             0            495
Total expenses                15,278        19,966         35,739

Net loss                     (15,021)      (19,966)    $  (35,482)

Retained earnings,
beginning of period          (20,461)         (495)

Deficit accumulated during
the development stage      $ (3S,482)    $ (20,461)

Earnings (loss) per share
     assuming dilution:
Not loss                   $  (0.01)     $   (0.02)    $    (0.03)

Weighted average shares
Outstanding                1,426,000     1,040,167     1,203,760

The accompanying notes are an integral part of these financial statements.

                  VAR-JAZZ ENTERTAINMENT, INC.
                  (A DEVELOPMENT STAGE COMPANY)
          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
  FROM DECEMBER 9,1998, (Date of Inception) TO DECEMBER 31,2000


                                      Common  Stock     Additional  Deficit accumul-  Total
                                    Shares      Amount     Paid-in   ated during the
                                                           Capital   development
                                                                        stage
Balance,
December   9,   1998                    ---         ---       ---        ---           ---
Issuance of common stock for cash
December, 1998                      500,000         500      5,500           0      6,000
Less net loss                             0           0          0        (495)      (495)

Balance,
December 31, 1998                   600,000         500      5,500        (495)     5.505

Issuance of common stock for cash
June, 1999                          926,000         926     45,374           0     46,300
Less offering costs                       0           0     (8,415)          0     (8,415)
Less net loss                             0           0          0     (19.966)   (19,966)

Balance,
December 31, 1999                 1,426,000       1,426     42,469     (20,461)    23.424

Less net loss                             0           0          0     (16,021)   (16,021)

Balance,
December 31, 2000                 1,426,000   $   1,426   $ 42,459   $ (35,482)  $  8,403

         The accompanying notes are an integral part of these financial statements

                  VAR-JAZZ ENTERTAINMENT, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                    STATEMENTS OF CASH FLOWS
            (With Cumulative Figures From Inception)

                                       Year ended      Year ended   From Inception,
                                                                    Dec. 9, 1998, to
                                       Dec.31,2000    Dec. 31,1999   Dec. 31, 2000
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net  Loss;                             $  (15,021)   $   (19,966)   $  (35,482)
Non-cash  items included in  net loss           0              0             0
Adjustments to reconcile net loss to
  cash used by operating activity
      Increase  in  inventory              (3,538)             0        (3,538)
        Accounts   payable                     39           (495)           39

NET CASH PROVIDED BY
OPERATING  ACTIVITIES                     (18,520)       (20,461)      (38,981)

CASH FLOWS USED BY
INVESTING ACTIVITIES                            0              0             0
     NET CASH USED BY
     INVESTING   ACTIVITIES                     0              0             0

CASH FLOWS FROM FINANCING
ACTIVITIES
       Sale   of  common  stock                 0            926         1,426
        Paid-in   capital                       0         45,374        50,874
        Less    offering   costs                0         (8,415)       (8,415)

NET CASH PROVIDED BY
FINANCING    ACTIVITIES                         0         37,885        43,885

NET INCREASE IN CASH                      (18.520)         7,424   $     4,904

CASH AT BEGINNING OF PERIOD                23,424          6,000

CASH AT END OF PERIOD                  $    4,904   $     23,424

The accompanying notes are an integral part of these financial statements.

                  VAR~JAZZ ENTERTAINMENT, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                NOTES TO THE FINANCIAL STATEMENTS
            DECEMBER 31, 2000, AND DECEMBER 31, 1999

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company was incorporated on December 9, 1998, under the laws of the State of Nevada. The business purpose of the Company is to engage in the production and distribution of compact disks featuring Nevada lounge acts.

     The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B INVENTORY

     Inventory is carried at the lower of cost or market value on the first in, first out basis.

NOTE C OFFERING COSTS

      Offering costs are reported as a reduction in the amount of
paidin capital      received for sale of the shares.

NOTE D EARNINGS (LOSS) PER SHARE

      Basic F-P$ is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing not income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE E STOCK OFFERINGS

      In June of 1999, the Company completed the sale of 926,000 shares of its common stock at $.05 per share for $46,300. The proceeds were to be used for production and distribution of compact disks featuring Nevada lounge acts.